SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934
(Amendment No. 1)

Federated Premier Intermediate Municipal Income Fund
(Name of Subject Company (Issuer))

Federated Premier Intermediate Municipal Income Fund
 (Name of Filing Person (Issuer))

Preferred Shares of Beneficial Interest, Par Value $0.01 Per Share
(Title of Class of Securities)

31423M204
(CUSIP Number of Class of Securities)

John W. McGonigle, Esquire
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3779
(412) 288-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jennifer R. Gonzalez, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006
Telephone:  (202) 778-9000

Calculation of Filing Fee
Transaction Valuation	Amount of Filing Fee
$40,224,000(a)	$4,609.67 (b)

(a)    Calculated as the aggregate maximum purchase price to be paid for 1,676 shares in the offer, based upon a price of 96% of the liquidation preference of $25,000 per share (or $24,000 per share).

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,609.67	Filing Party: Federated Premier Intermediate Municipal Income Fund
Form or Registration No.: SC TO-I	Date Filed: November 9, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Federated Premier Intermediate Municipal Income Fund, a Delaware statutory trust (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on November 9, 2011 (as amended herby, the “Schedule TO”).  The Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, par value $0.01 per share and a liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series A  (the “Preferred Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated November 9, 2011 and the related Letter of Transmittal, as the same may be amended or supplemented, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.  Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated December 9, 2011 announcing the extension of the Offer to December 13, 2011, and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.                      Exhibits.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(5)(ii)	Press Release issued by the Fund dated December 9, 2011.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Federated Premier Intermediate Municipal Income Fund

By:              /s/ J. Christopher Donahue
Name:         J. Christopher Donahue
Title:           President

Dated as of:      December 9, 2011

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 9, 2011. 1
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). 1
(a)(1)(iii)	Notice of Guaranteed Delivery. 1
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. 1
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. 1
(a)(1)(vi)	Notice of Withdrawal. 1
(a)(5)(i)	Press Release issued by the Fund dated November 9, 2011. 1
(a)(5)(ii)	Press Release issued by the Fund dated December 9, 2011. (Filed herewith).
(d)(1)	Agreement for Administrative Services.*
(d)(2)	Investment Management Agreement.**
(d)(3)	Transfer Agency and Service Agreement.***
(d)(4)	Custodian Agreement.****
(d)(5)	Auction Agency Agreement.1

1 Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 9, 2011.

*Incorporated by reference to Pre-Effective Amendment No. 3 to the Registration Statement of Federated Enhanced Treasury Income Fund on Form N-2, File Nos. 333-144682 and 811-22098, as filed with the Securities and Exchange Commission (the “SEC”) via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on January 25, 2010.

**Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement of the Fund on Form N-2, File Nos. 333-100898 and 811-21249, as filed with the SEC via EDGAR on December 17, 2002.

***Incorporated by reference to Pre-Effective Amendment No. 3 to the Registration Statement of the Fund on Form N-2, File Nos. 333-102032 and 811-21249, as filed with the SEC via EDGAR on February 12, 2003.

****Incorporated by reference to Post-Effective Amendment No. 57 to the Registration Statement of Federated Municipal Securities Income Trust on Form N-1A, File Nos. 033-36729 and 811-06165, as filed with the SEC via EDGAR on October 27, 2011.